# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RAFAEL HOLDINGS, INC., CIK 0001713863
CUSIP: 75062E106
Title of class of securities: Class B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 520 Broad Street, Newark, New Jersey (NJ), 07102
Date of event which requires filing of this statement: 06/05/2025
Filed by CIK 0001938373
Persons authorized to receive notices and communications: Shmuel Jonas, I9 Plus, LLC, 153 Booth Avenue, Englewood, New Jersey (NJ), 07631, (973) 438-4800

## Reporting persons
- I9 Plus, LLC (CIK 0001938373): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,616,431; shared voting power 0; sole dispositive power 3,616,431; shared dispositive power 0; aggregate amount beneficially owned 3,616,431 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.01 per share
Name of issuer: RAFAEL HOLDINGS, INC.
Address of issuer's principal executive offices: 520 Broad Street, Newark, New Jersey (NJ), 07102
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on July 18, 2025, (the "Schedule 13D"). Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 1 amends Items 3, 4 and 5, as set forth below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The matters set forth in Item 4 of this Amendment are incorporated in this Item 3 by reference as if fully set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On August 5, 2022, I9 Plus sold 33,100 shares of Class B Common Stock, pursuant to a Rule 10b5-1 plan adopted on July 19, 2022 (the "10b5-1 Plan").

On August 8, 2022, I9 Plus sold 14,787 shares of Class B Common Stock, pursuant to the 10b5-1 Plan.

On August 9, 2022, I9 Plus sold 64,674 shares of Class B Common Stock, pursuant to the 10b5-1 Plan.

On June 5, 2025, pursuant to a Standby Purchase Agreement, entered into on May 6, 2025, between Rafael Holdings, Inc. (the "Company") and Howard S. Jonas ("H. Jonas"), in connection with a rights offering undertaken by the Company, I9 Plus purchased 390,625 shares of Class B Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

As of the date hereof, I9 Plus is the beneficial owner, and has the sole power to vote, or to direct the voting, and to dispose, or direct the disposition, of 3,616,431 shares of the Company's Class B Common stock. This number represents approximately 7% of the issued and outstanding Shares as of June 9, 2025 (including shares issued pursuant to the Standby Purchase Agreement).

## Signatures
- I9 Plus, LLC: /s/ Shmuel Jonas, Shmuel Jonas, Manager (06/09/2025)